Page 1 of 7 Pages

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. )*

                       YOUTH SERVICES INTERNATIONAL INC.
             -----------------------------------------------------
                                (Name of Issuer)

                                 COMMON STOCK
             -----------------------------------------------------
                         (Title of Class of Securities)

                                   987816105
             -----------------------------------------------------
                                 (CUSIP Number)

                  Linda S. Martinson, Esq. (212) 583-2000
                767 Fifth Avenue, 24th Floor, New York, NY 10153
             -----------------------------------------------------
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


             -----------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ].
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                    SEC 1746 (12-91)

CUSIP No. 987816105                        Page 2 of 7 Pages



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   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON



       Ronald Baron
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS


       OO
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
       2(C) OR 2(E)    [ ]



--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION


       USA
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES               26,000
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH               895,000
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH                26,000
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                         895,000
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


         921,000
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


       10.0%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*



       IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

                                             Page 3 of 7 Pages

Item 1.   Security and Issuer
          (a)  Name of Issuer:
               Youth Services International, Inc.
          (b)  Address of Issuer's Principal Executive Offices:
               2 Park Center Court
               Suite 200
               Owings Mills, MD 21117
          (c)  Title and Class of Securities:
               Common Stock

Item 2.   Identity and Background
          (a)  Name:
               Ronald Baron
          (b)  Business Address:
               767 Fifth Avenue
               24th Floor
               New York, NY 10153
          (c)  Present Principal Employment:
               President: Baron Capital Management, Inc., BAMCO, Inc.,
               Baron Capital, Inc.
               767 Fifth Avenue
               24th Floor
               New York, NY 10153
          (d)  Record of Convictions:
               During the last five years, Ronald Baron has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)
          (e)  Record of Civil Proceedings:
               During the last five years, Ronald Baron was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating such activities subject to, federal or state securities laws or finding any violation with respect to such laws.
          (f)  Citizenship:
               Reporting Person is a citizen of the United States.

Item 3.    Source and Amount of Funds or Other Consideration
           Reporting Person owns no shares of the issuer directly.
           As General Partner of Baron Capital Partners, L.P., ("BCP") an investment partnership, Ronald Baron directed the purchase of 26,000 shares for the account of BCP for an aggregate purchase price of $241,506. Those shares were paid for by cash assets in the Partnership's account and by margin borrowings pursuant to the standard margin agreement of Spear, Leeds &
           Kellogg. An additional 739,000 shares were purchased for an aggregate purchase price of $8,975,947 for the accounts of two investment companies registered under the Investment Company
           Act of 1940, Baron Asset Fund and Baron Growth & Income Fund,
           (the "Baron Funds"), which are advised by BAMCO, Inc. ("BAMCO"), a registered investment adviser which is controlled by Ronald Baron. An additional 156,000 shares were purchased for an aggregate purchase price of $1,989,248 for the accounts of investment advisory clients of Baron Capital Management, Inc. ("BCM") a registered investment adviser controlled by Ronald Baron. All of those shares were paid for by cash in the accounts of the

                                                          Page 4 of 7 Pages


           investment companies and advisory clients.

  Item 4.  Purpose of Transaction

           The securities referred to herein were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect. Filing Person reserves the right to discuss management and other proposals with other persons.

  Item 5.  Interest in Securities of the Issuer

           (a) Amount and percentage beneficially owned:
               Reporting Person: (i)895,000 shares in his capacity as a controlling person of BAMCO and BCM. Reporting Person disclaims that he is the beneficial owner of these shares. (ii) 26,000 shares in his capacity as General Partner of BCP.
               (iii) no shares personally.
           (b) Number of shares as to which such person has:
               (i)   sole power to vote or direct the vote:
                          26,000
               (ii)  shared power to vote or direct the vote:
                         895,000
               (iii) sole power to dispose or to direct the disposition:
                          26,000
               (iv)  shared power to dispose or direct the disposition:
                         895,000
               Reporting Person may be deemed to share power to vote and dispose of shares referred to herein as a result of his control of the investment advisers for whose advisory clients he is reporting. He may be deemed to have sole power to vote and direct the disposition of the shares referred to above to by reason of being a general partner of the Partnerships.
           (c) A schedule of transactions effected in the last sixty days is attached hereto.
           (d) Ownership of More than Five Percent on Behalf of Another Person:
               The investment advisory clients have the right to receive the dividends from, or the proceeds from the sale of the securities in their respective accounts. To the best of Reporting Person's knowledge, no person has such interest relating to more than 5% of the outstanding class of securities, except that Baron Asset Fund owns 669,000 (8.1%) of the shares reported herein.
           (e) Ownership of Less than Five Percent:
               Not applicable.

                                                      Page 5 of 7 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
           By virtue of their investment advisory agreements with their clients, BCM and BAMCO have been given the discretion to dispose or direct the disposition of the securities in the advisory accounts. All such agreements are, however, revocable. The advisory agreements for the Baron Funds have been approved by their Board of Trustees. The agreements for the Baron Funds are filed as exhibit 99 to Form N1-A for Baron Asset Fund and are incorporated by reference herein. All the advisory agreements are pursuant to a standard form, a copy of which is filed herewith.

Item 7.    Material to be Filed as Exhibits
           Exhibit 99 - 60 days of trading.



 Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     December 4, 1996



                                /s/ Ronald Baron
                                _______________________________________
                                Ronald Baron